July 8, 2009
Mr. Michael Fay, Mr. Carlos Pacho, Mr. Larry Spirgel, Ms. Melissa Hauber,
Mr. Robert S. Littlepage, Jr., Mr. John Harrington, Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008; File No. 0-13375
Ladies and Gentlemen:
In response to the Staff’s request during our conference call on June 30, 2009, we are submitting this additional response regarding LSI’s business segment reporting based on your suggestion that two of our lighting companies (operating segments named LSI MidWest Lighting and LSI Lightron) be separated out of the current Lighting Segment and aggregated into a second reportable Lighting Segment. We respectfully and strongly disagree with this suggestion, believe that the fact pattern you apparently considered in connection with your suggestion is not appropriate for LSI’s business segment reporting, and that the suggested reportable business segment structure is not reflective of how the business is managed and performance assessed.
Both LSI’s Chief Operating Decision Maker (CODM) and its President of the Lighting Segment manage the entire lighting business as one lighting entity as we previously have discussed with the Staff. The Lighting Product catalog which was sent to the Staff for review on or about July 6, 2009 clearly indicates one complete lighting product offering is presented to the marketplace without regard to the identity of the facility manufacturing the light fixture. LSI manufacturing management decides where to manufacture the light fixtures based upon both the particular products involved and current levels of capacity utilization. The discrete financial information package provided to the CODM does not enter into this decision. For example, during a period of significant sales to the nation’s largest national retailer, LSI fulfilled product from four lighting facilities and produced at least two of the highest volume light fixtures simultaneously in two manufacturing facilities, each of which would fall into different reportable lighting business segments under the Staff’s suggested segment structure. To separate this one transaction and report results in two different reportable business segments would both confuse investors and cause LSI extraordinary burden and cost. Such bifurcation is not reflective of LSI’s total performance under the contract and other contracts of this nature.
Over the years as subsidiary entities were acquired, they were added to the financial package that the CODM receives. Nothing was eliminated from this financial package, even though much of it was not and is not used by the CODM. The CODM manages the overall corporate-wide strategic direction of the business with primary reliance on the following items in the monthly financial package: LSI consolidated net sales, net income, earnings per share and cash flow; LSI consolidated balance sheet elements of cash, receivables, DSO statistics, inventory, inventory turns and long-term debt; net sales and operating income of the Lighting and Graphics Segments. The additional information in the CODM’s financial package mimimally complements his hands-on management style and operating commentary received from his functional staff (Segment Presidents, Sales, Manufacturing, Human Resources, Accounting, MIS, Procurement, etc.).

Our discussions with the Staff have caused us to reevaluate the contents of the CODM’s financial package, and to determine what information is necessary for the CODM to effectively make decisions about resource allocations and to assess segment performance. As a result of this evaluation, we determined that certain information historically included in the CODM’s financial package was not being used for these purposes. The CODM’s financial package, in the format that was provided to and reviewed by the Staff, will not be sustained going forward. The following information has already been eliminated: discrete financial information of individual operating segments (the separate legal entities), and all “Enhanced Results.” The information that has been eliminated from the CODM’s financial package was not helpful to managing the business or making strategic decisions and was included merely as a carry forward from a time when the business was growing due to acquisitions. The CODM will receive consolidated reportable business segment information only (which will flow directly into the reportable business segment disclosures). This will be true for the financial package for the fiscal year ended June 30, 2009 and therefore will impact the Form 10-K to be filed for fiscal 2009. As the 2009 presentation will reflect our current proposed view, any change to the 2008 financial statements and segment disclosures would be of limited usefulness.
While we are no longer reporting “Enhanced Results,” we believe that based upon the guidance in SFAS No. 131, paragraph 30, that Enhanced Results were not determined in accordance with the measurement principles most consistent with those used in preparing LSI’s consolidated financial statements, and accordingly, that it would be inappropriate under the literature to use them as a basis for presentation. Enhanced Results were a weakly supported and casual attempt to eliminate the considerable management structure and manner in which LSI goes to the customer market and give a brief glimpse (subject to the myriad of assumptions, cost sharing and allocations) of what a facility’s results might have been if those LSI operating segments had been dealing directly with customers — which they most certainly are not. Of the five lighting entities, only LSI Ohio is equipped to deal directly with customers. Enhanced Results presented a what-if fictional scenario, were not audit-worthy, were never subjected to any audit or review procedures, were not calculated consistently from one year to the next or necessarily from one LSI company to the next, appeared on only two of the 100+ pages of the CODM financial package and were not supported by income or cash flow statements or corresponding balance sheets. We do not believe Enhanced Results represent numbers that were solidly based upon the business transactions that are captured by LSI’s accounting systems. Enhanced Results were created prior to our fiscal year 2006, after our lighting operations were streamlined and consolidated, in an attempt to provide some comparability to periods prior to these changes. As Enhanced Results will no longer be presented to the CODM because they are not relevant, fiscal 2009 results could not be reported with Enhanced Results, which also means in the June 30, 2009 Form 10-K, neither would fiscal 2008 or 2007 results.
LSI would be put in a position of considerable competitive disadvantage if the product lines produced by MidWest Lighting and Lightron were reported together in a second lighting segment for all lighting competitors to see. In an already competitive lighting market, the largest lighting companies in the industry would receive detailed product line performance information from LSI and would be able to achieve unfair competitive advantage. None of the large lighting companies are subject to this micro level of external reporting: Cooper Industries (Electrical Products $5.1 Billion; Tools $0.8 Billion); Hubbell Incorporated (Electrical $2.0 Billion; Power $0.7 Billion); Acuity ($2.0 Billion, apparently all one unnamed reportable business segment) — then there is LSI Industries (approximately $300 million reported in four or five business segments, which includes an All Other Category).
We believe investors would be confused by the segment structure suggested by the SEC Staff in which MidWest and Lightron would be pulled out into a second reportable lighting segment, and that they would be misled if results of these two lighting facilities were to be included in the All Other Category. We believe confusion would stem from not having succinct reporting regarding total lighting sales and operating results. We believe investors would tend to add the two lighting business segments together to determine total lighting results, but in so doing, would calculate an incorrect and overstated total. Further, if MidWest and Lightron were culled out of our Lighting Segment and placed into the All Other Category, those lighting net sales and results would be hidden from investors and they could be misled into thinking that LSI’s total lighting business was as reported in the reported Lighting Segment that includes only LSI Ohio Ops, LSI Metal Fabrication and LSI Greenlee Lighting. In either situation, this would bring less clarity and more confusion. We believe analysts who follow LSI and publish written reports would find the Staff’s suggested new segment structure (two Lighting Segments, Graphics, Technology and an All Other Category) far too difficult for a company our size, that it would create significant additional work for them and that it would be confusing to their investor audiences. LSI has worked hard to establish the interest of respected security analysts and institutional investors. We are truly concerned that by making LSI difficult to understand that we risk losing this independent and objective input from the financial community. Such a loss would obviously be detrimental to current and prospective shareholders of LSI. So who is served by the segment structure suggested by the Staff?

Neither MidWest nor Lightron have an appropriate balance sheet to disclose identifiable assets that would be related to purported customer sales reported in the Staff’s second lighting segment. For example, there are no customer receivables, no bad debt reserves and the discrete income statements for these two operating segments do not reflect any bad debt expense — all because 100% of their sales are intercompany sales to LSI Ohio Ops. Creating these items for MidWest and Lightron, when combined into either a second reportable lighting segment or into the All Other Category, would represent an undue hardship, is not available on a historical basis and would cause extraordinary burden and cost. Once again, the point is that LSI manages, operates, and goes to market with only one lighting entity.
In summary, we believe the Staff would engage in a severe disservice to the investing public by forcing LSI to use its suggested reportable business segment structure. Any disaggregation of our proposed Lighting Segment would not be consistent with the way our CODM manages the business. We are restructuring the CODM financial package to provide only the information the CODM uses to make decisions regarding resource allocation and to assess performance. Discrete financial information by operating segment will not be included in the CODM financial package. We believe the Staff’s suggested segment reporting structure would provide less clarity and would confuse investors. Additionally, LSI would suffer immeasurable competitive harm. Based on all of the foregoing and considering also the information in the CODM financial package that the CODM uses to manage the business and the changes/elimination of data from the CODM financial package, the following reportable business structure with a single Lighting Segment as earlier proposed by LSI in accordance with FAS No. 131 should, in our view, be implemented:

Lighting Segment	Graphics Segment	Technology Segment	All Other Category
LSI Ohio Ops	Grady McCauley	LSI Saco Technologies	LSI Marcole
LSI Metal Fabrication	LSI Retail Graphics		LSI Images
LSI MidWest Lighting	LSI Integrated Graphics		LSI Adapt
LSI Lightron			Corporate Admin Expense
LSI Greenlee Lighting
We respectfully request a telephone conference call, to include LSI’s CODM, with the SEC Staff on this critical subject of LSI’s reportable business segment structure at your earliest convenience. Given the importance of this business segment reporting matter to LSI, we would feel compelled to pursue this to a higher level decision maker in the SEC should you decide not to agree with our position after the telephone conference call.

Sincerely,
/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer & Treasurer

cc:	F. Mark Reuter Esq. Robert J. Ready (LSI Chairman, CEO & President)

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